VEON Responds to Investor Inquiries Amsterdam, 4 March 2022 16:30 (CET) – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, after recent developments has concluded that VEON is not subject to European Union (“EU”) sanctions as a result of the sanctions imposed by the EU on Mr. Mikhail Fridman and Mr. Peter Aven on 28 February 2022 by the EU. As disclosed in our 20-F filing on 15 March 2021, VEON has no ultimate controlling shareholder. As also disclosed in public filings, L1T VIP Holdings S.à r.l. (“LetterOne”) holds 47.85% of common and voting shares. Messrs. Fridman and Aven, hold in the aggregate a less than 50% interest in the LetterOne group, the ultimate shareholding entity of LetterOne and both have stepped down from the LetterOne group board. All of VEON’s shareholders have identical voting rights. None have ‘special’ voting rights (either through the bye-laws or as a matter of agreement between VEON and any shareholder). As per public filings, there are no agreements in place between LetterOne and any other shareholders relating to the voting of VEON shares, and neither Mr. Fridman nor Mr. Aven directly or indirectly own any voting interests in VEON shares or ADSs outside of their interest in LetterOne. As disclosed on 1 March 2022, Mr. Fridman stepped down as a director of VEON effective 28 February 2022. Mr. Aven is not a director of VEON or of any company within its Group. Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward- looking statements are not historical facts, and include statements relating to, among other things, expectations regarding VEON’s financial position, liquidity and capital structure. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate, including the impact of events in Ukraine and related further potential sanctions and negative global or Russian political and economic conditions. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com Contact Information VEON Investor Relations Nik Kershaw ir@veon.com